Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (May 1, 2023) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle") today announced that, at the annual and special meeting of shareholders held on April 28, 2023 (the "Meeting"), the eleven candidates presented as nominees to the board of directors at the Meeting were duly elected as directors of Agnico Eagle.

Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Leona Aglukkaq	315,970,377	12,768,930	328,739,307	96.12%	3.88%
Ammar Al-Joundi	323,341,893	5,397,414	328,739,307	98.36%	1.64%
Sean Boyd	307,701,329	21,037,976	328,739,305	93.60%	6.40%
Martine A. Celej	263,300,628	65,438,678	328,739,306	80.09%	19.91%
Jonathan Gill	318,478,750	10,260,556	328,739,306	96.88%	3.12%
Peter Grosskopf	287,355,585	41,385,026	328,740,611	87.41%	12.59%
Elizabeth Lewis-Gray	318,845,651	9,893,655	328,739,306	96.99%	3.01%
Deborah McCombe	318,584,807	10,154,499	328,739,306	96.91%	3.09%
Jeffrey Parr	309,419,358	19,319,947	328,739,305	94.12%	5.88%
J. Merfyn Roberts	307,437,469	21,301,837	328,739,306	93.52%	6.48%
Jamie C. Sokalsky	309,356,210	19,383,096	328,739,306	94.10%	5.90%

Biographical information on all directors is available at www.agnicoeagle.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.